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                            January 30, 2024

       Carey Dorman
       Executive Vice President, Chief Financial Officer
       Element Solutions Inc
       500 East Broward Boulevard
       Suite 1860
       Fort Lauderdale, Florida 33394

                                                        Re: Element Solutions
Inc
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K Filed
February 21, 2023
                                                            File No. 001-36272

       Dear Carey Dorman:

              We have reviewed your January 19, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

       Form 8-K Filed February 21, 2023

       Exhibit 99.1

   1. We note your response to comment 6. Please provide us with a more comprehensive explanation as to how
you concluded that a tax rate of 20% is reflective of your global business from a
non-GAAP perspective. In this regard, we note your statement,       the
                                                        tax environment in
which the Company operates is primarily driven by historical US tax losses, which the
Company has carried forward and reported in its financial statements as deferred tax assets,
and not the concentration of the Company's business outside of the
                                                        US.    This statement
is focusing on your US GAAP results and tax position in which there was a history of losses
generating the deferred tax assets. However, the tax rate used to calculate your non-GAAP
adjusted net income should focus on your non-GAAP results.
                                                        To the extent from a
non-GAAP perspective, you have consistently and cumulatively
 Carey Dorman
Element Solutions Inc
January 30, 2024
Page 2
         reported adjusted net income, this would suggest that from a non-GAAP perspective, loss carryforwards may not be available and therefore, should not be considered in determining your non-GAAP income tax adjustment. It further suggests that on a non-GAAP basis, you may have recorded significant taxes. As such, an adjustment for income tax expense should be commensurate with your non-GAAP measure of profitability. Finally, your disclosures regarding your income tax expense should clearly explain to investor how you estimated the total amount of income tax expense on a non-GAAP basis. Refer to
         Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP
         Financial Measures.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameCarey Dorman
                                                             Division of
Corporation Finance
Comapany NameElement Solutions Inc
                                                             Office of
Industrial Applications and
January 30, 2024 Page 2                                      Services
FirstName LastName